SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Playa Hotels & Resorts N.V.
(Name of Issuer)

Ordinary Shares, €0.10 par value per share
(Title of Class of Securities)

N70544106
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Opportunistic Credit LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON DKLDO V Trading Subsidiary LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,242,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,242,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,242,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.45%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,242,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,242,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,242,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.45%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	SCHEDULE 13D/A	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,242,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,242,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,242,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.45%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N70544106	SCHEDULE 13D/A	Page 7 of 8 Pages

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 23, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by the undersigned with the SEC on December 20, 2022 ("Amendment No. 1") and by Amendment No. 2 filed by the undersigned with the SEC on November 8, 2023 ("Amendment No. 2" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 129,526,872 Ordinary Shares outstanding as of July 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 5, 2024.
(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Ordinary Shares were effected by the Reporting Persons during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

The DK Funds and another affiliated investment fund have entered into notational principal amount derivative agreements in the form of cash settled swaps (the “Derivative Agreements”) with respect to an aggregate of 10,323,057 Ordinary Shares (collectively representing economic exposure comparable to 7.97% of the outstanding Ordinary Shares) The Derivative Agreements provide the DK Funds with economic results that are comparable to the economic results of ownership of the Ordinary Shares but do not provide them with the power to vote or direct the voting of, or dispose of or direct the disposition of, the shares that are referenced by the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

CUSIP No. N70544106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 10, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (b) Davidson Kempner Long-Term Distressed Opportunities GP V LLC, as General Partner of DKLDO V Trading Subsidiary LP and (c) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) Davidson Kempner Opportunistic Credit GP LLC, as General Partner of Davidson Kempner Opportunistic Credit LP.